SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 9, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports that the ministry of communications has published a frequencies tender

PARTNER COMMUNICATIONS REPORTS THAT THE
MINISTRY OF COMMUNICATIONS HAS PUBLISHED A
FREQUENCIES TENDER

ROSH HA'AYIN, Israel, December 9, 2022 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that on December 7, 2022, the Israeli Ministry of Communications published the 5G tender documents in the 26 GHz Band (the "Tender"). As part of the Tender, 25 pricing bands with a bandwidth of 100 MHz each (for a total of 2,500 MHz) are being offered (the "frequencies") for a period of 10 years.

According to the terms of the Tender, only existing MRT operators will be allowed to compete for the frequencies being offered in the Tender. In addition, MRT operators sharing a joint network are allowed to bid jointly in the Tender.

The Tender documents stipulate, among others, the threshold conditions for participation in the Tender, the schedules for participating in it and a maximum limit according to which a sole MRT operator or MRT operators sharing a joint network who jointly bid in the Tender, as applicable, can win no more than 12 pricing bands (1,200 MHz). The minimum price for each pricing band is yet to be determined.

The Company is studying the Tender documents and examining the feasibility of its participation in the Tender, and cannot estimate, at this time, the implications of the Tender on the activities of the Company and its financial implications.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Sigal Tzadok Acting Chief Financial Officer Tel: +972 (54) 781 4958	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Sigal Tzadok
Name: Sigal Tzadok
Title: Acting Chief Financial Officer

Dated: December 9, 2022